CTI Industries Corporation
22160 North Pepper Road
Barrington, IL 60010

May 15, 2007

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-1004
Re: CTI INDUSTRIES CORPORATION

Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, we are transmitting herewith the attached Form 12b-25, Notification of Late Filing, for
Form 10-Q for the fiscal quarter ended March 31, 2007.

Very truly yours,

CTI INDUSTRIES CORPORATION

/s/ Stephen M. Merrick

Stephen M. Merrick
Executive Vice President and
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 20-F [ ]Form 1l-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended March 31, 2007
[ ] Transition Report on Form 10-K SEC FILE NUMBER
[ ] Transition Report on Form 20-F 000-23115
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q CUSIP NUMBER
[ ] Transition Report on Form N-SAR 125961300
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CTI INDUSTRIES CORPORATION
--------------------------
Full Name of Registrant

-------------------------
Former Name if Applicable

22160 North Pepper Road
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Barrington, IL 60010
------------------------
City, State and Zip Code

PART II - RULES12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in
  Part III of this form could not be eliminated
  without unreasonable effort or expense;
(b) The subject annual report, semi-annual report,
  transition report on Form 10-K, Form 20-F, I
  I-K, Form N-SAR, or portion thereof, will be
  filed on or before the fifteenth calendar day
[X]  following the prescribed due date; or the
  subject quarterly report of transition report
  on Form 10-Q, or portion thereof will be filed
  on or before the fifth calendar day following
  the prescribed due date; and
(c) The accountant's statement or other exhibit
  required by Rule 12b-25(c) has been attached if
  applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In order for the Company to complete the preparation and review of financial and narrative information for its fiscal quarter ended March 31, 2007, the Company requires additional time to file its Form 10-Q for such fiscal quarter.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

  STEPHEN M. MERRICK 312 284-1520
  ----------------  --------- ----------------
(Name)  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
  been filed? If answer is no, identify report(s).

[ X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X] Yes [ ] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CTI INDUSTRIES CORPORATION (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2007	By:	/s/ Stephen M. Merrick
Stephen M. Merrick
Title Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001).

The Company estimates that it will report net sales of approximately $8,278,874 for the fiscal quarter ended March 31, 2007, as compared to net sales of $8,156,223 for the quarter ended March 31, 2006. The Company estimates that it will report a net loss of approximately $52,212 for the fiscal quarter ended March 31, 2007, compared to net income of $219,768 for the quarter ended March 31, 2006.